June 23, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Track Solutions, Inc.

Form 10-12G/A

Filed June 9, 2021

File No. 000-56262

To the men and women of the SEC:

On behalf of Fast Track Solutions, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 21, 2021 addressed to Mr. Jeffrey DeNunzio, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on June 9, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10

General

1.	We note your response to prior comment 1. However, it appears that the conversion of the Sauer Energy, Inc. shares into Fast Track Solutions, Inc. shares was a sale under Section 2(a)(3) of the Securities Act because the overall transaction resulted in a fundamental change to the nature of the shareholders’ investment. Therefore, please disclose in the filing the risk that the company may have been required to register the transaction under Section 5 of the Securities Act and that shareholders may have a right of recission under Section 12(a)(1) of the Securities Act.

COMPANY RESPONSE:

We have added the following to “ITEM 10. “RECENT SALES OF UNREGISTERED SECURITIES” on Page 13:

“However, if the Company’s belief is later determined to be incorrect, whereas the Company may have been required to register the transaction under Section 5 of the Securities Act, shareholders as a result may have a right of rescission under Section 12(a)(1) of the Securities Act. Those potential consequences may have a substantive impact on our liquidity now or at any future time. The SEC could initiate proceedings against the Company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security.”

Date: June 23, 2021

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

Chief Executive Officer